EXHIBIT 12.1

WII Components, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratio of earnings to fixed charges)

	Successor					Predecessor
	Year Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,
	2007	2006	2005	2004	2003	2003
Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$5,137	$16,370	$13,662	$6,963	$10,404	$3,914

Fixed Charges:
Interest expense (a)	15,460	14,038	13,561	12,767	6,343	835
Interest portion of rent expense (b)	301	198	96	96	66	22
Total fixed charges	15,761	14,236	13,657	12,863	6,409	857

Total earnings (c)	$20,898	$30,606	$27,319	$19,826	$16,813	$4,771

Ratio of earnings to fixed charges	1.3	2.1	2.0	1.5	2.6	5.6

(a)          Interest expense includes amortization of deferred financing fees.

(b)         Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)          Total earnings include income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, less fixed charges.